EXHIBIT 99.1

Anfield Energy Announces Special Shareholder Meeting and Mailing of Related Documents

VANCOUVER, British Columbia, Feb. 06, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) announces that today is the legal mailing date for the mailing and filing of the notice of a meeting of shareholders, the management information circular, and related documents (collectively, the “Meeting Materials”) to convene a special meeting (the “Meeting”) of shareholders. The Meeting will take place on February 27, 2026 at 10:00 AM (Vancouver Time). Copies of the Meeting Materials are available for review under the profile for the Company on SEDAR+ (www.sedarplus.ca) and on Anfield’s corporate website (https://anfieldenergy.com).

The Meeting has been convened to seek shareholder approval of Uranium Energy Corp. (NYSE American: UEC) (“Uranium Energy”) as a “Control Person” of the Company, as such term is defined by the policies of the TSX Venture Exchange (the “TSXV”), by at least a simple majority of the votes cast at the Meeting, excluding votes attached to common shares of the Company held by Uranium Energy and its “Associates” and “Affiliates” (as such terms are defined by the policies of the TSXV). Such shareholder approval is being sought in connection with the Company’s issuance, pursuant to a non-brokered private placement, of 896,861 subscription receipts of the Company (the “Subscription Receipts”) to UEC Energy Corp. (“UEC”), a subsidiary of Uranium Energy, which is an insider and controlling shareholder of the Company, at a price of US$4.46 per Subscription Receipt for gross proceeds to the Company of US$4,000,000 (see news release dated January 12, 2026) (the “Concurrent Offering”).

Each Subscription Receipt entitles UEC to receive, upon satisfaction of the Escrow Release Conditions (as deﬁned below) on or prior to 5:00 p.m. (Vancouver time) on March 31, 2026 or such other later date as may be speciﬁed by UEC in writing (the “Escrow Release Deadline”), one (1) common share in the capital of the Company, without payment of additional consideration and without further action on the part of UEC. The Company requires the approval of the TSXV of the participation of Uranium Energy through its wholly-owned subsidiary, UEC, in the Concurrent Oﬀering and, pursuant to the policies of the TSXV, the approval of the disinterested shareholders of the Company of Uranium Energy as a “Control Person” of the Company (as such term is deﬁned by the policies of the TSXV) by at least a simple majority of the votes cast at the Meeting, excluding votes attached to common shares held by Uranium Energy and its “Associates” and “Aﬃliates” (as such terms are deﬁned by the policies of the TSXV) (the “Escrow Release Conditions”).

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSX-Venture Exchange (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

Safe Harbor Statement
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” and “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE SECURITIES LEGISLATION (COLLECTIVELY, “FORWARD-LOOKING STATEMENTS”). STATEMENTS IN THIS NEWS RELEASE THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS AND INCLUDE ANY STATEMENTS REGARDING BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS REGARDING THE FUTURE.

EXCEPT FOR THE HISTORICAL INFORMATION PRESENTED HEREIN, MATTERS DISCUSSED IN THIS NEWS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH STATEMENTS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS THAT ARE PRECEDED BY, FOLLOWED BY, OR THAT INCLUDE SUCH WORDS AS “ESTIMATE,” “ANTICIPATE,” “BELIEVE,” “PLAN” OR “EXPECT” OR SIMILAR STATEMENTS ARE FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES FOR THE COMPANY INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS ASSOCIATED WITH MINERAL EXPLORATION AND FUNDING AS WELL AS THE RISKS SHOWN IN THE COMPANY’S MOST RECENT ANNUAL AND QUARTERLY REPORTS AND FROM TIME-TO-TIME IN OTHER PUBLICLY AVAILABLE INFORMATION REGARDING THE COMPANY. OTHER RISKS INCLUDE RISKS ASSOCIATED FUTURE CAPITAL REQUIREMENTS AND THE COMPANY’S ABILITY AND LEVEL OF SUPPORT FOR ITS EXPLORATION AND DEVELOPMENT ACTIVITIES. THERE CAN BE NO ASSURANCE THAT THE COMPANY’S EXPLORATION EFFORTS WILL SUCCEED OR THE COMPANY WILL ULTIMATELY ACHIEVE COMMERCIAL SUCCESS. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS NEWS RELEASE, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS, OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE BELIEFS, PLANS, EXPECTATIONS AND INTENTIONS CONTAINED IN THIS NEWS RELEASE ARE REASONABLE, THERE CAN BE NO ASSURANCE THOSE BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS WILL PROVE TO BE ACCURATE. INVESTORS SHOULD CONSIDER ALL OF THE INFORMATION SET FORTH HEREIN AND SHOULD ALSO REFER TO THE RISK FACTORS DISCLOSED IN THE COMPANY’S PERIODIC REPORTS FILED FROM TIME-TO-TIME.

THIS NEWS RELEASE HAS BEEN PREPARED BY MANAGEMENT OF THE COMPANY WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS.